UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 of Petróleo Brasileiro S.A. – Petrobras (No. 333-235803) and its accompanying prospectus dated as of January 3, 2020.

Exhibits

Exhibit 5.1 – Lefosse Closing Opinion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2020.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ André Luis Campos Silva
André Luis Campos Silva
Attorney in Fact

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Attorney in Fact